UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42370

MEGA MATRIX INC.

Level 21, 88 Market Street

CapitaSpring

Singapore 048948

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Explanatory Note

On March 27, 2026, Mega Matrix Inc. (the “Company”) issued a press release announcing a new initiatives to deploy AI tools for short-drama production and OpenClaw-based enterprise operations. A copy of the press release is furnished herewith as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description of Document
99.1	Press Released dated March 27, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mega Matrix Inc.

	By:	/s/ Yucheng Hu
Yucheng Hu
Chief Executive Officer

Dated: March 27, 2026

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